

16012120

UNITEDSTATES
\NDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 00533

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SAGE, RUTTY & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 CORPORATE WOODS, SUITE 300
(No. and Street)

ROCHESTER	NEW YORK	14614
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES P. BURKE (585) 232-3760
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DEJOY, KNAUF & BLOOD, LLP
(Name – *if individual, state last, first, middle name*)

39 STATE STREET, SUITE 600	ROCHESTER	NEW YORK	14614
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JAMES P. BURKE ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SAGE, RUTTY & CO., INC. ______________________________, as of DECEMBER 31 ________________, 20 15 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

VP - FINANCE

Title



Notary Public

ANNE C. CATILLAZ
Notary Public, State of New York
Ontario County, # 01CA6159138
Commission Expires 1/16/20 19

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAGE, RUTTY & CO., INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014
TOGETHER WITH
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

SAGE, RUTTY & CO., INC.

TABLE OF CONTENTS

DeJoy, Knauf
& Blood LLP
certified public accountants

Rochester, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Sage, Rutty & Co., Inc.:

We have audited the accompanying statements of financial condition of Sage, Rutty & Co., Inc. (the "Company") as of December 31, 2015 and 2014, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sage, Rutty & Co., Inc. as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I and II listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of Sage, Rutty & Co., Inc.'s financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

DeJoy, Knauf & Blood, LLP

February 27, 2016.

SAGE, RUTTY & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015 AND 2014

	2015	2014
ASSETS		
Cash	$ 2,874,883	$ 2,532,702
Receivable from brokers or dealers	1,100,456	1,010,594
Securities owned, at fair value	1,833,535	1,422,360
Deposits and other assets	756,172	671,995
Furniture and equipment, net	76,221	86,453
TOTAL ASSETS	$ 6,641,267	$ 5,724,104
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Payable to brokers or dealers	$ 432,096	$ 65,559
Accrued compensation and related taxes	931,335	868,726
Accrued profit sharing	512,684	474,118
Dividends payable	202,090	202,270
Other accrued expenses	199,664	144,896
Deferred rent payable	99,293	95,312
Deferred income tax liability	304,109	274,834
Income taxes payable	940	106,100
Total liabilities	2,682,211	2,231,815
COMMITMENTS		
STOCKHOLDERS' EQUITY:		
Class A common stock, $0.01 par value 100,000 shares authorized; 84,000 shares issued	840	840
Class B common stock, $0.01 par value 100,000 shares authorized	40	29
Additional paid-in capital	580,018	482,650
Retained earnings	6,667,470	6,197,594
	7,248,368	6,681,113
Less - treasury stock, at cost, 47,560 and 46,396 shares as of December 31, 2015 and 2014, respectively	(3,289,312)	(3,188,824)
Total stockholders' equity	3,959,056	3,492,289
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 6,641,267	$ 5,724,104

The accompanying notes to financial statements are an integral part of these statements.

SAGE, RUTTY & CO., INC.
STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
REVENUES:		
Commission income	$ 6,409,768	$ 5,948,815
Investment advisory fees	6,549,964	6,075,107
Interest and dividends	52,446	59,327
Underwriting income	94,609	90,358
Realized and unrealized gains on securities owned, net	405,109	176,464
Other income	66,006	85,683
	13,577,902	12,435,754
EXPENSES:		
Employee compensation, payroll taxes and benefits	10,475,153	9,601,645
Occupancy	510,725	491,505
Communications	357,684	371,892
Legal and professional fees	120,762	119,493
Advertising and marketing	245,406	166,753
Securities clearing expense	134,820	122,099
Association dues and registration fees	103,623	97,797
Interest	-	1,286
Other operating expenses	523,203	431,917
	12,471,376	11,404,387
INCOME BEFORE PROVISION FOR INCOME TAXES	1,106,526	1,031,367
PROVISION FOR INCOME TAXES	(434,560)	(410,876)
NET INCOME	$ 671,966	$ 620,491

The accompanying notes to financial statements
are an integral part of these statements.

SAGE, RUTTY & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	Class A common stock	Class B common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total
BALANCE, January 1, 2014	$ 840	$ 15	$ 365,666	$ 5,779,373	$ (2,421,381)	$ 3,724,513
Dividends on common stock	-	-	-	(202,270)	-	(202,270)
Issuance of 1,400 shares of Class B common stock	-	14	116,984	-	-	116,998
Repurchase of 5,516 shares of Class A common stock, at cost	-	-	-	-	(767,443)	(767,443)
Net income	-	-	-	620,491	-	620,491
BALANCE, December 31, 2014	840	29	482,650	6,197,594	(3,188,824)	3,492,289
Dividends on common stock	-	-	-	(202,090)	-	(202,090)
Issuance of 1,128 shares of Class B common stock	-	11	97,368	-	-	97,379
Repurchase of 1,164 shares of Class A common stock, at cost	-	-	-	-	(100,488)	(100,488)
Net income	-	-	-	671,966	-	671,966
BALANCE, December 31, 2015	$ 840	$ 40	$ 580,018	$ 6,667,470	$ (3,289,312)	$ 3,959,056

The accompanying notes to financial statements
are an integral part of these statements.

SAGE, RUTTY & CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 671,966	$ 620,491
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	36,493	52,618
Deferred income tax expense (benefit)	29,275	(12,944)
Unrealized gain on securities owned, net	(113,971)	(175,703)
Realized gain on securities owned, net	(291,138)	(761)
Decrease in firm margin deposit	-	179,218
Increase in receivable from brokers or dealers	(89,862)	(21,833)
Net sale of securities owned	(6,066)	987,554
Increase in deposits and other assets	(84,177)	(40,755)
Increase (decrease) in payable to brokers or dealers	366,537	(821,234)
Increase in accrued compensation and related taxes	62,609	207,630
Increase in accrued profit sharing	38,566	68,606
Increase in other accrued expenses	54,768	12,027
Increase (decrease) in deferred rent payable	3,981	(4,742)
(Decrease) increase in income taxes payable	(105,160)	65,240
Total adjustments	(98,145)	494,921
Net cash provided by operating activities	573,821	1,115,412
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of furniture and equipment	(26,261)	(16,230)
Net cash used in investing activities	(26,261)	(16,230)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Purchase of treasury stock	(100,488)	(767,443)
Proceeds from issuance of Class B common stock	97,379	116,998
Dividends paid	(202,270)	(200,565)
Net cash used in financing activities	(205,379)	(851,010)
NET INCREASE IN CASH	342,181	248,172
CASH, beginning of year	2,532,702	2,284,530
CASH, end of year	$ 2,874,883	$ 2,532,702
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid for interest	$ -	$ 1,286
Cash paid for income taxes	$ 509,855	$ 352,633
NON-CASH FINANCING ACTIVITIES:		
Dividends payable	$ 202,090	$ 202,270

The accompanying notes to financial statements are an integral part of these statements.

SAGE, RUTTY & CO., INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

1. BUSINESS DESCRIPTION

Sage, Rutty & Co., Inc. (the "Company") is a securities broker engaged in the purchase and sale of securities for its customers. The Company's customers are comprised of corporate, institutional and individual investors. The Company executes transactions and introduces them to First Clearing, LLC, (the "Clearing Broker"), a New York Stock Exchange member firm, on a fully disclosed basis.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting -

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of estimates -

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant estimates include, but are not limited to, the valuation of securities owned, the valuation of deferred income taxes, and the depreciable lives of furniture and equipment. Accordingly, actual results may differ from those estimates.

Cash -

The Company has defined cash as highly liquid investments with a maturity of three months or less when purchased, including money market funds, which are not held for sale in the ordinary course of business.

Revenue recognition -

Security transactions are recorded on a trade date basis. Commission income and expenses are reflected in the financial statements as of the trade date. Trailer commission revenue and related expenses are recorded when received. Investment advisory fees are received quarterly but are recognized as earned over the terms of the contract. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

Receivable from brokers or dealers and allowance for doubtful accounts -

The Company extends credit to its Clearing Broker and other companies in the financial services industry in the normal course of business. Management periodically reviews the sufficiency of the allowance for doubtful accounts, taking into consideration its historical losses and existing economic conditions, and makes adjustments to the allowance as it considers necessary. Management has determined that no allowance is necessary at December 31, 2015 and 2014. Accounts are charged off against the allowance for doubtful accounts when management determines such accounts are uncollectible.

Securities owned -

Securities owned are stated at fair value. Realized and unrealized gains or losses are recorded net in the accompanying statements of income. Net realized and unrealized gains on securities owned was $405,109 and $176,464 for the years ended December 31, 2015 and 2014, respectively.

A portion of the Company's securities are purchased on margin from its Clearing Broker. The Company must maintain an appropriate balance in an account held by the Clearing Broker to maintain these securities. There was no balance in the margin account at December 31, 2015 and 2014.

Depreciation -

Depreciation is provided using straight-line and accelerated methods over the estimated useful lives of the related assets, which are as follows:

Leasehold improvements	6 years
Furniture and equipment	3 - 7 years
Vehicle	5 years

Depreciation expense totaled $36,493 and $52,618 for the years ended December 31, 2015 and 2014, respectively.

Furniture and equipment -

Furniture and equipment are generally stated at cost. However, the Company reviews long-lived assets to be held and used for possible impairment when events or changes in circumstances indicate their carrying amounts may not be recoverable. If such events or changes in circumstances are present, a loss is recognized to the extent the carrying value of the asset is in excess of the sum of the undiscounted cash flows expected to result from the use of the asset and its eventual disposition. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. At December 31, 2015 and 2014, there were no such impairments.

Fair value measurements -

The framework for measuring fair value provides a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.

Level 3 - Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Advertising -

Advertising costs are expensed as incurred. Advertising expenses were $78,660 and $68,863 for the years ended December 31, 2015 and 2014, respectively.

Income taxes -

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes.

The Company accounts for deferred taxes using the asset and liability approach whereby deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax basis of assets and liabilities, as measured using the enacted tax rates which are expected to be in effect when these differences reverse.

The Company recognizes and measures uncertain tax positions using a two-step approach. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained upon examination, including resolution of related appeals or litigation processes, if any. In making this assessment, the Company must assume that the taxing authority will examine the income tax position and have full knowledge of all relevant information. The second step is to measure the tax benefit as the largest amount that is more than fifty percent likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating tax positions and tax benefits, which may require periodic adjustments and which may or may not accurately forecast actual outcomes.

Subsequent events -

The Company has evaluated subsequent events through February 27, 2016, the date the financial statements were available to be issued.

3. SECURITIES OWNED

The following is a summary of securities owned at December 31, 2015:

	Cost	Unrealized gains	Unrealized losses	Estimated fair value
Domestic common stocks	$ 391,243	$887,557	$ -	$1,278,800
Certificate of deposit	100,000	102	-	100,102
Municipal and non-convertible corporate bonds	445,952	8,681		454,633
Total securities owned	$ 937,195	$896,340	$ -	$1,833,535

The following is a summary of securities owned at December 31, 2014:

	Cost	Unrealized gains	Unrealized losses	Estimated fair value
Domestic common stocks	$ 539,991	$821,566	$ (39,197)	$1,322,360
Preferred stock	100,000	-	-	100,000
Total securities owned	$ 639,991	$821,566	$ (39,197)	$1,422,360

4. FAIR VALUE MEASUREMENTS

The fair value of securities owned on a recurring basis at December 31, 2015 is presented below:

	Level 1	Level 2	Level 3	Total
Domestic common stocks	$1,278,800	$ -	$ -	$1,278,800
Certificate of deposit	-	100,102	-	100,102
Municipal and non-convertible corporate bonds	-	454,633	-	454,633
	$1,278,800	$554,735	$ -	$1,833,535

The fair value of securities owned on a recurring basis at December 31, 2014 is presented below:

	Level 1	Level 2	Level 3	Total
Domestic common stocks	$1,322,360	$ -	$ -	$1,322,360
Preferred stock	-	-	100,000	100,000
	$1,322,360	$ -	$100,000	$1,422,360

The fair value of domestic common stocks is based on quoted market prices. They are classified as Level 1 since they are traded in an active market for which closing prices are readily available. The fair value of the certificate of deposit is based on the rates currently offered for deposits of similar remaining maturities. They are classified as Level 2 since these prices are not available on exchanges. The fair value of municipal and non-convertible corporate bonds is based on market prices from available sources. They are classified as Level 2 since these prices are based on similar instruments in active markets. The fair value of the preferred stock is based on the cost of the stock acquired in a privately held company. Management believes that the valuation of the preferred stock approximates fair value but since an established exit price does not exist as of measurement date, this security is recorded as a Level 3 asset.

Changes in Level 3 assets measured at fair value on a recurring basis during the years ended December 31 are as follows:

	2015	2014
Balance, beginning of year	$100,000	$100,000
Sale/Redemption	(100,000)	-
Balance, end of year	$ -	$100,000

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While the Company believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain assets could result in a different fair value measurement at the reporting date.

There have been no changes in the fair value methodologies used at December 31, 2015 and 2014.

5. FURNITURE AND EQUIPMENT

Furniture and equipment consist of the following at December 31:

	2015	2014
Leasehold improvements	$ 9,108	$ 9,108
Furniture and equipment	503,580	515,049
Vehicle	46,875	46,875
	559,563	571,032
Less - accumulated depreciation	(483,342)	(484,579)
Furniture and equipment, net	$ 76,221	$ 86,453

6. LINE OF CREDIT

The Company has an unsecured line of credit agreement with Manufacturers and Traders Trust Company (the "Bank") with maximum borrowings of $750,000. Interest is payable monthly at the Bank's prime rate (the prime rate was 3.5% at December 31, 2015). There were no outstanding borrowings under the line of credit at December 31, 2015 or 2014.

7. COMMITMENTS

The Company has entered into a lease agreement for office space with the first two and a half months rent-free. The lease agreement also includes scheduled rent increases and expires in May 2021. The effect of the rent free period as well as the scheduled rent increases are accrued as deferred rent and is being amortized over the life of the lease to achieve a level monthly rental expense. Under the agreement, the Company will have the option at the end of the lease term to extend the agreement for up to an additional ten years.

The Company also leases copiers under a non-cancelable lease agreement which extends through July, 31, 2019.

Estimated future minimum lease payments required under the above lease agreements are as follows:

Years ending December 31,	
2016	$ 409,925
2017	434,947
2018	434,947
2019	425,911
2020	413,259
Thereafter	172,191
	$2,291,180

Rental expense totaled $341,896 and $323,759 for the years ended December 31, 2015 and 2014, respectively.

In addition to the base rental payments, the Company is required to pay its pro-rata share of electricity and real estate taxes.

The Company is subject to a clearing agreement with the Clearing Broker to provide clearing, execution, and other services to the Company. The agreement automatically renews for twelve months unless advance termination notice is provided by either party thirty days prior to the automatic renewal date. Termination of the agreement for other reasons by either party could result in a termination fee to be paid by the Company.

8. INCOME TAXES

Provision for income taxes consists of the following for the years ended December 31:

	2015	2014
Current -		
Federal	$341,292	$344,132
State	63,993	79,688
	405,285	423,820
Deferred -		
Federal	25,720	(11,372)
State	3,555	(1,572)
	29,275	(12,944)
	$434,560	$410,876

Deferred income tax assets and liabilities are comprised of the following at December 31:

	2015	2014
Deferred income tax assets (liabilities) -		
Unrealized securities gain, net	$(346,884)	$(302,777)
Prepaid asset arrangements	(60,698)	(64,699)
Accrued compensation	55,658	56,830
Deferred rent payable	38,426	36,886
Depreciation and amortization	(14,315)	(15,993)
Federal benefit of state tax reserve	10,120	10,120
Other accrued expenses	13,584	4,799
	$(304,109)	$(274,834)

A reconciliation of the income tax provision computed by applying the statutory United States federal income tax rate and the income tax provision reflected in the accompanying statements of income are as follows for the years ended December 31:

	2015	2014
Provision at federal statutory rate	$376,219	$350,665
State income tax provision, net of federal income tax effects	45,797	51,023
Nondeductible expenses	21,404	19,484
Tax-exempt income	(8,860)	(10,296)
Total	$434,560	$410,876

The Company is required to file income tax returns with federal and various state taxing authorities. As of December 31, 2015, the Company's federal and state income tax returns remain subject to examination by the respective taxing authorities for the 2012 through 2014 tax years. At both December 31, 2015 and 2014, a liability for uncertain tax positions was $32,032 and is reported in other accrued expenses on the accompanying statements of financial condition.

9. RETIREMENT PLAN

The Company has a retirement plan that offers substantially all employees (who meet certain eligibility requirements) the opportunity to participate in a profit sharing 401(k) plan (the "Plan"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. Employees may elect to defer a maximum of 100% of their compensation, not to exceed the annual limitation prescribed under the Internal Revenue Code and may select from a number of available investment options. The Company may elect to make a profit sharing contribution, at its discretion. Total Company contributions to the Plan were $512,684 and $474,118 for the years ended December 31, 2015 and 2014, respectively.

10. STOCKHOLDERS' EQUITY

The holders of the Class A voting common stock are entitled to one vote for each share held at all meetings of stockholders and shall have the sole and exclusive right to vote on or approve any corporate action requiring stockholder approval. All other rights of the Class A voting common stock and Class B non-voting common stock are identical. There were 36,440 and 37,604 shares of Class A common stock issued and outstanding at December 31, 2015 and 2014, respectively. There were 3,978 and 2,850 shares of Class B non-voting common stock issued and outstanding at December 31, 2015 and 2014, respectively.

During the years ended December 31, 2015 and 2014, the Company purchased shares of its Class A common stock from stockholders for $100,488 and $767,443, respectively.

11. CREDIT RISK CONCENTRATIONS

The Company maintained bank balances that, at times, exceeded the federally insured limit during the years ended December 31, 2015 and 2014. The Company has not experienced losses relating to these deposits and management does not believe that the Company is exposed to any significant credit risk with respect to these amounts.

As discussed in Note 1, the Company executes transactions and introduces them to the Clearing Broker on a fully disclosed basis. The Company's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company.

The Company, through its Clearing Broker, seeks to control these risks by requiring customers to maintain sufficient levels of collateral in compliance with various regulatory and internal guidelines. The Company's Clearing Broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary. The Company's policy is to monitor its market exposure risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

12. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $2,805,214 which was $2,555,214 in excess of its required net capital of $250,000. The Company's net capital ratio was .694 to 1.

SAGE, RUTTY & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition		$ 3,959,056
2. Deduct ownership equity not allowable for net capital		-
3. Total ownership equity qualified for net capital		3,959,056
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B. Other (deductions) or allowable credits		-
5. Total capital and allowable subordinated liabilities		$ 3,959,056
6. Deductions and/or charges:		
A. Total non-allowable assets from Statement of Financial Condition	$ 832,393	
B. Secured demand note deficiency	-	
C. Commodity futures contracts and spot commodities	-	
D. Other deductions and/or charges	-	(832,393)
7. Other additions and/or allowable credits		-
8. Net capital before haircuts on securities positions		3,126,663
9. Haircuts on securities:		
A. Contractual securities commitments	-	
B. Subordinated securities borrowings	-	
C. Trading and investment securities:		
1. Exempted securities	25,027	
2. Debt securities	-	
3. Options	-	
4. Other securities	244,630	
D. Undue concentration	51,792	
E. Other	-	(321,449)
10. Net capital		$ 2,805,214

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11. Minimum net capital required (6-2/3% of line 19)	$ 129,734
12. Minimum dollar net capital requirement of reporting broker or dealer	$ 250,000
13. Net capital requirement (greater of line 11 or 12)	$ 250,000
14. Excess net capital (line 10 less 13)	$ 2,555,214
15. Net capital less greater of 10% of line 19 or 120% of line 12	$ 2,505,214

(Continued on page 15)

The accompanying notes to financial statements are an integral part of this schedule.

SCHEDULE I

SAGE, RUTTY & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition	$	1,946,006
17. Add:		
A. Drafts for immediate credit		-
B. Market value of securities borrowed for which no equivalent value is paid or credited		-
C. Other unrecorded amounts		-
19. Total aggregate indebtedness	$	1,946,006
20. Percentage of aggregate indebtedness to net capital		69.4%

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2015)

Excess net capital per the Company's FOCUS Report (unaudited)	$	2,221,999
Adjustments made to income and expense accounts which decrease ownership equity		(80,815)
Decrease to non-allowable assets		404,325
Decrease in haircuts on securities		9,705
Excess net capital per this computation	$	2,555,214

The accompanying notes to financial statements are an integral part of this schedule.

SAGE, RUTTY & CO., INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS AS OF DECEMBER 31, 2015

Exemption under SEC Rule 15c3-3 section (k)(2)(ii) has been claimed

The Company is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records.

The accompanying notes to financial statements
are an integral part of this schedule.

SAGE, RUTTY & CO., INC.

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)
YEAR ENDED DECEMBER 31, 2015

DEJOY, KNAUF
& BLOOD LLP
certified public accountants

Rochester, New York

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Stockholders of
Sage, Rutty & Co., Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by Sage, Rutty & Co., Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively, the "specified parties"), solely to assist you and the other specified parties in evaluating Sage, Rutty & Co., Inc.'s compliance with the applicable instructions of Form SIPC-7. Sage, Rutty & Co., Inc.'s management is responsible for Sage, Rutty & Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, as follows:

   We compared the payment dated July 23, 2015 in the amount of $9,831 to the year-to-date December 31, 2015 check register obtained from Matthew Lacey, Controller, Sage, Rutty & Co., Inc. We also obtained and reviewed check number 085662 dated July 23, 2015. In addition, we obtained the payment dated February 22, 2016 in the amount $9,933, and reviewed the check number 086354. We noted no differences.

2. Compared the Total revenue amount reported on the audited Form X-17A-5 for the year ended December 31, 2015 with the Total revenue reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2015. We noted no differences.

3. Compared adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with supporting schedules and work papers as follows:

   a. Compared deductions on line 1, Revenues from the distribution of shares of a registered open end investment company, of $5,119,425 to a report from the Sage 50 accounting system provided by Matthew Lacey, Controller, Sage, Rutty & Co., Inc. We noted no differences.

b. Compared deductions on line 3, Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, of $134,360 to a report from the Sage 50 accounting system provided by Matthew Lacey, Controller, Sage, Rutty & Co., Inc. We noted no differences.

c. Compared deductions on line 5, Net gain from securities in investment accounts, of $405,109 to a report from the Sage 50 accounting system provided by Matthew Lacey, Controller, Sage, Rutty & Co., Inc. We noted no differences.

d. Compared deductions on line 8, Other revenue not related either directly or indirectly to the securities business, of $13,474 to a report from the Sage 50 accounting system provided by Matthew Lacey, Controller, Sage, Rutty & Co., Inc. We noted no differences.

e. Compared deductions on line 9(i), Total interest and dividend expense, of $0 from the Sage 50 accounting system provided by Matthew Lacey, Controller, Sage, Rutty & Co., Inc. We noted no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no difference, obtained in procedure 3, as follows:

   a. Recalculated the arithmetical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $7,905,534 and $19,764 respectively of the Form SIPC-7. We noted no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

DeJoy, Knauf & Blood, LLP

February 27, 2016.

DEJOY, KNAUF & BLOOD LLP
certified public accountants

DeJoy, Knauf
& Blood LLP
certified public accountants

Rochester, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Sage, Rutty & Co., Inc.:

We have reviewed management's statements, including the accompanying Sage, Rutty & Co., Inc.'s (the "Company") Exemption Report (the "Exemption Report"), in which (1) the Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DeJoy, Knauf & Blood, LLP

February 27, 2016.



SageRutty
And Company, Inc.

100 Corporate Woods, Suite 300
Rochester, New York 14623

phone 585.232.3760
fax 1.866.902.0273

1.800.733.1133
www.sagerutty.com

Sage Rutty & Co., Inc.'s Exemption Report

Sage Rutty & Co., Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii);
   a. As an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves, such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year except as described in the subsequent pages.

I, James P. Burke, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.



By: James P. Burke

Title: Secretary & Vice President – Finance

Date: February 27, 2016

Date of deposit	Number of checks	Explanation of exception
1/5/2015	1	Deposit made within one business day, but after 12:00 pm EST
1/6/2015	4	Deposit made within one business day, but after 12:00 pm EST
1/6/2015	1	Untimely deposit to clearing account
1/7/2015	1	Untimely deposit to clearing account
1/12/2015	1	Deposit made within one business day, but after 12:00 pm EST
1/13/2015	2	Untimely deposit to clearing account
1/14/2015	2	Deposit made within one business day, but after 12:00 pm EST
1/14/2015	1	Untimely deposit to clearing account
1/15/2015	3	Deposit made within one business day, but after 12:00 pm EST
1/16/2015	1	Deposit made within one business day, but after 12:00 pm EST
1/20/2015	1	Untimely deposit to clearing account
1/21/2015	4	Deposit made within one business day, but after 12:00 pm EST
1/21/2015	6	Untimely deposit to clearing account
1/22/2015	1	Deposit made within one business day, but after 12:00 pm EST
1/23/2015	1	Deposit made within one business day, but after 12:00 pm EST
1/27/2015	4	Deposit made within one business day, but after 12:00 pm EST
1/29/2015	1	Deposit made within one business day, but after 12:00 pm EST
1/29/2015	2	Untimely deposit to clearing account
2/2/2015	1	Deposit made within one business day, but after 12:00 pm EST
2/3/2015	1	Deposit made within one business day, but after 12:00 pm EST
2/4/2015	1	Deposit made within one business day, but after 12:00 pm EST
2/4/2015	1	Untimely deposit to clearing account
2/9/2015	3	Deposit made within one business day, but after 12:00 pm EST
2/10/2015	1	Deposit made within one business day, but after 12:00 pm EST
2/12/2015	2	Untimely deposit to clearing account
2/17/2015	3	Untimely deposit to clearing account
2/19/2015	6	Deposit made within one business day, but after 12:00 pm EST
2/19/2015	1	Untimely deposit to clearing account
2/20/2015	3	Deposit made within one business day, but after 12:00 pm EST
2/23/2015	1	Untimely deposit to clearing account
2/24/2015	1	Deposit made within one business day, but after 12:00 pm EST
2/25/2015	1	Untimely deposit to clearing account
2/26/2015	1	Deposit made within one business day, but after 12:00 pm EST
2/26/2015	2	Untimely deposit to clearing account
3/3/2015	2	Deposit made within one business day, but after 12:00 pm EST
3/3/2015	1	Untimely deposit to clearing account
3/5/2015	1	Deposit made within one business day, but after 12:00 pm EST
3/10/2015	4	Deposit made within one business day, but after 12:00 pm EST
3/13/2015	4	Deposit made within one business day, but after 12:00 pm EST
3/16/2015	3	Deposit made within one business day, but after 12:00 pm EST
3/17/2015	8	Deposit made within one business day, but after 12:00 pm EST
3/19/2015	1	Deposit made within one business day, but after 12:00 pm EST
3/19/2015	1	Untimely deposit to clearing account
3/20/2015	3	Deposit made within one business day, but after 12:00 pm EST
3/20/2015	5	Untimely deposit to clearing account
3/24/2015	1	Untimely deposit to clearing account
3/30/2015	1	Deposit made within one business day, but after 12:00 pm EST
3/30/2015	1	Untimely deposit to clearing account
3/31/2015	3	Untimely deposit to clearing account

Date of deposit	Number of checks	Explanation of exception
4/1/2015	1	Deposit made within one business day, but after 12:00 pm EST
4/6/2015	3	Untimely deposit to clearing account
4/7/2015	5	Deposit made within one business day, but after 12:00 pm EST
4/8/2015	2	Untimely deposit to clearing account
4/9/2015	1	Deposit made within one business day, but after 12:00 pm EST
4/13/2015	3	Deposit made within one business day, but after 12:00 pm EST
4/13/2015	1	Untimely deposit to clearing account
4/14/2015	13	Deposit made within one business day, but after 12:00 pm EST
4/15/2015	1	Deposit made within one business day, but after 12:00 pm EST
4/17/2015	2	Untimely deposit to clearing account
4/21/2015	2	Deposit made within one business day, but after 12:00 pm EST
4/27/2015	1	Deposit made within one business day, but after 12:00 pm EST
4/28/2015	2	Deposit made within one business day, but after 12:00 pm EST
4/29/2015	1	Deposit made within one business day, but after 12:00 pm EST
5/7/2015	3	Untimely deposit to clearing account
5/8/2015	1	Untimely deposit to clearing account
5/12/2015	5	Deposit made within one business day, but after 12:00 pm EST
5/14/2015	1	Untimely deposit to clearing account
5/18/2015	2	Deposit made within one business day, but after 12:00 pm EST
5/19/2015	1	Deposit made within one business day, but after 12:00 pm EST
5/20/2015	1	Deposit made within one business day, but after 12:00 pm EST
5/26/2015	1	Untimely deposit to clearing account
5/27/2015	4	Deposit made within one business day, but after 12:00 pm EST
6/1/2015	2	Untimely deposit to clearing account
6/2/2015	3	Deposit made within one business day, but after 12:00 pm EST
6/2/2015	1	Untimely deposit to clearing account
6/8/2015	4	Deposit made within one business day, but after 12:00 pm EST
6/9/2015	1	Deposit made within one business day, but after 12:00 pm EST
6/15/2015	1	Deposit made within one business day, but after 12:00 pm EST
6/15/2015	2	Untimely deposit to clearing account
6/16/2015	1	Deposit made within one business day, but after 12:00 pm EST
6/18/2015	1	Deposit made within one business day, but after 12:00 pm EST
6/19/2015	1	Deposit made within one business day, but after 12:00 pm EST
6/19/2015	1	Untimely deposit to clearing account
6/22/2015	1	Untimely deposit to clearing account
6/24/2015	1	Deposit made within one business day, but after 12:00 pm EST
6/26/2015	1	Deposit made within one business day, but after 12:00 pm EST
6/26/2015	1	Untimely deposit to clearing account
6/29/2015	1	Deposit made within one business day, but after 12:00 pm EST
6/30/2015	3	Deposit made within one business day, but after 12:00 pm EST

Date of deposit	Number of checks	Explanation of exception
7/1/2015	1	Deposit made within one business day, but after 12:00 pm EST
7/1/2015	1	Untimely deposit to clearing account
7/6/2015	5	Untimely deposit to clearing account
7/7/2015	3	Deposit made within one business day, but after 12:00 pm EST
7/8/2015	1	Untimely deposit to clearing account
7/9/2015	2	Deposit made within one business day, but after 12:00 pm EST
7/13/2015	1	Deposit made within one business day, but after 12:00 pm EST
7/14/2015	2	Deposit made within one business day, but after 12:00 pm EST
7/15/2015	2	Deposit made within one business day, but after 12:00 pm EST
7/16/2015	1	Deposit made within one business day, but after 12:00 pm EST
7/17/2015	1	Deposit made within one business day, but after 12:00 pm EST
7/24/2015	2	Deposit made within one business day, but after 12:00 pm EST
7/30/2015	1	Deposit made within one business day, but after 12:00 pm EST
7/31/2015	1	Deposit made within one business day, but after 12:00 pm EST
7/31/2015	2	Untimely deposit to clearing account
8/3/2015	7	Deposit made within one business day, but after 12:00 pm EST
8/4/2015	1	Deposit made within one business day, but after 12:00 pm EST
8/7/2015	2	Deposit made within one business day, but after 12:00 pm EST
8/10/2015	2	Deposit made within one business day, but after 12:00 pm EST
8/11/2015	1	Deposit made within one business day, but after 12:00 pm EST
8/12/2015	1	Deposit made within one business day, but after 12:00 pm EST
8/13/2015	2	Deposit made within one business day, but after 12:00 pm EST
8/18/2015	2	Deposit made within one business day, but after 12:00 pm EST
8/18/2015	4	Untimely deposit to clearing account
8/19/2015	1	Deposit made within one business day, but after 12:00 pm EST
8/20/2015	1	Deposit made within one business day, but after 12:00 pm EST
8/26/2015	2	Deposit made within one business day, but after 12:00 pm EST
8/26/2015	3	Untimely deposit to clearing account
8/27/2015	1	Deposit made within one business day, but after 12:00 pm EST
8/31/2015	4	Deposit made within one business day, but after 12:00 pm EST
9/1/2015	3	Deposit made within one business day, but after 12:00 pm EST
9/4/2015	1	Deposit made within one business day, but after 12:00 pm EST
9/8/2015	3	Untimely deposit to clearing account
9/9/2015	5	Deposit made within one business day, but after 12:00 pm EST
9/10/2015	3	Deposit made within one business day, but after 12:00 pm EST
9/14/2015	2	Untimely deposit to clearing account
9/16/2015	1	Deposit made within one business day, but after 12:00 pm EST
9/18/2015	1	Untimely deposit to clearing account
9/21/2015	1	Untimely deposit to clearing account
9/22/2015	1	Deposit made within one business day, but after 12:00 pm EST
9/25/2015	1	Deposit made within one business day, but after 12:00 pm EST
9/28/2015	1	Untimely deposit to clearing account
9/29/2015	2	Deposit made within one business day, but after 12:00 pm EST
9/30/2015	2	Untimely deposit to clearing account

Date of deposit	Number of checks	Explanation of exception
10/2/2015	3	Deposit made within one business day, but after 12:00 pm EST
10/2/2015	1	Untimely deposit to clearing account
10/9/2015	1	Untimely deposit to clearing account
10/16/2015	1	Untimely deposit to clearing account
11/2/2015	1	Untimely deposit to clearing account
11/10/2015	1	Deposit made within one business day, but after 12:00 pm EST
12/1/2015	1	Deposit made within one business day, but after 12:00 pm EST